

May 31, 2011

Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

> **Re: ArcelorMittal**
> **Form 20-F for the Year Ended December 31, 2010**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2010</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 97

2. Please revise your discussion of operating results to also address significant changes in cost of sales and selling, general and administrative expenses between the periods

presented. For example, we note that your selling, general, and administrative expenses as a percentage of sales decreased significantly from 6% for the year ended December 31, 2009 to 4.3% for the year ended December 31, 2010. The specific reasons for this decrease are not apparent from your current discussion.

3. We note your disclosure on page F-63 that you have offices in countries with a low corporate income tax rate, which reduce the consolidated effective tax rate to a level below 28.5%, the statutory tax rate in Luxembourg. To the extent that you derive a substantial amount of your profits in countries with low corporate income tax rates, please consider enhancing transparency to investors by revising your MD&A on page 102 to disclose the amount of pretax income and tax provision attributable to each of those countries.

B. Liquidity and Capital Resources, page 108

4. On pages 50 through 53 you discuss key currency regulations and exchange controls. We also note your discussion on page 14 of the risks associated with being a holding company that depends on the earnings and cash flows of its operating subsidiaries. Considering these disclosures and the global nature of your operations, please revise your liquidity discussion to separately quantify any significant cash and cash equivalent balances that are held in foreign countries and discuss the extent to which there may be implications (such as additional tax liabilities) to repatriating these funds from one country to another country.

Note 24: Contingencies, page F-77

5. You indicate that given the inherent uncertainties related to your litigation, arbitration and other legal proceedings you could, in the future incur judgments that could have a material adverse effect on the results of operations in any particular period.   Please expand this assessment to address the potential effect on your liquidity and financial position.

6. We note your disclosure that in a limited number of ongoing cases, you are able to make a reasonable estimate of the expected loss or range of possible loss and you have accrued a provision for that loss but believe publication of this information would seriously prejudice your position. For matters where there is no mention of an accrual, it is often unclear if this is because you were unable to make a reasonable estimate of the expected financial effect that will result from the ultimate resolution of the matter or because you believe disclosure of the amount would be prejudicial. For example, on page F-81, you discuss a Brazilian tax matter where the potential assessment is $789 million; however, you have established only $31 million in total reserves for all tax claims. In addition, on page F-83 you discuss that the European Commission is investigating possible anti-competitive practices of three subsidiaries and two former subsidiaries. You disclose the total fine of €276 million, and indicate

that the former subsidiaries paid their portions of the fine, i.e. €31.7 million and €36.7 million respectively, on January 5, 2011 and that you have established reserves of approximately €212 in the aggregate for completion/antitrust claims. Considering the number of matters you are involved with, we believe your disclosures would be enhanced by disclosing the following:

- More clearly indicate how the amounts accrued for each class of provision (environmental, asset retirement obligations, and litigation) disclosed in Note 24 agree back to the amounts presented in the rollforward in Note 20.
- Identify the matters for which you have accrued a provision but have not disclosed the amount because you believe it would be prejudicial. In this regard, we note that IAS 37.92 indicates that in extremely rare cases disclosure of some or all of the information required by paragraphs 84-89 of IAS 37 can be expected to prejudice seriously the position of the entity in a dispute with other parties. Please supplementally identify each of these matters and comprehensively explain how you concluded that the information required by paragraphs 84-89 can be expected to prejudice seriously your position.
- For each matter in which you have not accrued a provision because you have been unable to make a reasonable estimate or risk of loss is not considered probable, that fact should also be clearly disclosed. Please provide us with a specific and comprehensive discussion for each matter for which you have been unable to make a reasonable estimate of loss and indicate what procedures are in place on an interim basis to attempt to determine such an estimate. Please refer to IAS 37.91-92.
- To the extent that it is possible an amount in excess of the provisions for your contingencies will result in an outflow that is other than remote and could be material to your financial position, results of operations, and/or cash flows, you should also provide the disclosures required by paragraph 86 of IAS 37. To the extent you are not able to estimate the reasonably possible loss in excess of amounts accrued, please provide us with a specific and comprehensive discussion as to why you cannot make such estimate and what procedures are in place on an interim basis to attempt to determine such an estimate.
- Tell us how you considered IAS 37.87 in determining that litigation concerning tax claims, competition/anti-trust claims, and other matters (such as asbestos and shareholder lawsuits) should be aggregate into a single class of provision.

7. It is unclear from your disclosures on page F-86 regarding the minority shareholder claims if you believe this matter represents a present obligation that can be reliably estimated and for which an accrual has been made as of December 31, 2010 or if you believe this matter represents a contingent liability for which the risk of loss is either not probable or not reasonably estimable. Please revise your disclosures accordingly and to the extent applicable, provide the disclosures required by IAS 37.85-92 that you believe this matter represents a present obligation that can be reliably estimated

<u>Note 25: Segment and Geographic Information, page F-86</u>

8. Please revise to provide the entity-wide disclosures regarding your revenues from external customers for each product and service. To the extent that this information is not available and the cost to develop it would be excessive, please revise to disclose that fact. Please refer to IFRS 8.32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief